

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 11, 2010

<u>Via U.S. Mail</u>

Mr. Harvey Judkowitz
Chief Executive Officer
Photovoltaic Solar Cells, Inc.
c/o Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY   10006

      Re: **Photovoltaic Solar Cells, Inc.**
              Form 10-K for fiscal year ended February 28, 2009
              Filed May 29, 2009
              File No. 0-52735

Dear Mr. Judkowitz:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Accounting Branch Chief